Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                 May 26, 2021



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9417
              FTP Strategic Fixed Income ETF Portfolio, Series 2
                                 (the "Trust")
                     CIK No. 1852474  File No. 333-255644
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Portfolio
_________

      1. THE DISCLOSURE UNDER THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS"
STATES: "THE TRUST HAS NO CRITERIA RELATING TO CREDIT QUALITY OR DURATION." PLEASE DISCLOSE IF THE TRUST HAS ANY CRITERIA RELATING TO MATURITY.


      Response: In accordance with the Staff's comment, the above-referenced disclosure will be revised as follows:

      "The Trust has no criteria relating to credit quality, duration or maturity."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ____________________________
                                               Daniel J. Fallon